R. HOBMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

		December 31, 2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$	60,958
Commissions receivable		40,536
Prepaid expenses and other		17,629
Total Current Assets		119,123
Property and equipment, net		5,495
Total Assets	$	**124,618**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$	4,087
Commitments and contingencies		
Shareholder's Equity:		
Common stock, no par value; 1,000 shares authorized; 1,000 shares issued and outstanding		26,957
Retained earnings		93,574
Total Shareholder's Equity		120,531
Total Liabilities and Shareholder's Equity	$	**124,618**

The accompanying notes are an integral part of these financial statements.